Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2012	Three Months Ended September 30, 2012	Year Ended December 31,
			2011	2010	2009	2008	2007
			($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes(1)	$1,193	$(927)	$5,061	$4,226	$3,594	$(2,155)	$4,502
Less:
Undistributed income (loss) of investees accounted for under the equity method	91	87	286	100	(172)	(1,026)	109
Interest capitalized	—	—	—	—	—	5	6

Adjusted earnings	1,102	(1,014)	4,775	4,126	3,766	(1,134)	4,387

Add fixed charges:
Interest credited to policyholders’ account balances	3,270	1,057	4,484	4,209	4,484	2,335	3,222
Gross interest expense(2)	1,038	347	1,315	1,224	1,168	1,401	1,502
Interest component of rental expense	72	24	93	69	69	64	60

Total fixed charges	4,380	1,428	5,892	5,502	5,721	3,800	4,784

Total earnings plus fixed charges	$5,482	$414	$10,667	$9,628	$9,487	$2,666	$9,171

Ratio of earnings to fixed charges(3)	1.25	—	1.81	1.75	1.66	—	1.92

(1)	Excludes earnings attributable to noncontrolling interests. The year ended December 31, 2009 includes a $2.247 billion pre-tax gain related to the sale of the Company’s minority joint venture interest in Wachovia Securities.
(2)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the three months ended September 30, 2012 and the year ended December 31, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,014 million and $1,134 million would have been required for the three months ended September 30, 2012 and the year ended December 31, 2008, respectively, to achieve a ratio of 1:1.